

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2026

Robert Connelly
President & Chief Executive Officer
Elicio Therapeutics, Inc.
451 D Street, 5th Floor
Boston, MA 02210

> **Re: Elicio Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 27, 2026**
> **File No. 333-293861**

Dear Robert Connelly:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Bagliebter, Esq.